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Exhibit 99.(a).(28)

From:	Human Resources
To:	All Employees Holding Options
Date:	May 17, 2006
Re:	Voluntary Exchange Offer Reminder

The Voluntary Exchange Offer (VEO) is expected to close at midnight EDT on May 31, 2006. If you are eligible for the VEO and have not yet made your decision about whether to participate in the offer, please be sure to review your Participant Statement, the Offer to Exchange and other VEO materials as soon as possible.

Ernst & Young LLP continues to host information sessions about the VEO and related financial concepts live and by phone and all eligible employees are strongly encouraged to attend. Due to high enrollment, three additional sessions have been added in Los Angeles on Wednesday, May 24, 2006. An updated VEO workshop schedule is attached so that you can identify a session in which to participate. Web-based streaming video sessions are also available for your convenience. All VEO materials, including the training documents, are available online at http://HR.CBS.com and at https://ike.cbsradio.com for CBS Radio employees.

Ernst & Young representatives are available to review your Participant Statement and individual stock option grant history with you via the VEO Information Line. CBS strongly encourages you to take advantage of this personal assistance so that you can make an educated decision about whether to participate in the VEO. The VEO Information Lineis available from 9:00 a.m. EDT to 8:00 p.m. EDT, Monday through Friday (excluding Memorial Day), during the offer period and can be reached toll-free at (800) 259-3638 or (201) 872-5800 from an international location. You may call the VEO Information Line to speak with an Ernst & Young representative about your personal situation, enroll in a workshop, or record your election in the VEO.

You may make your election in the VEO by phone, fax or e-mail; however, CBS encourages you to exchange your eligible options by phone through the VEO Information Line.

•	To make an election in the VEO by phone, call the VEO Information Line toll-freeat (800) 259-3638 or from an international location at (201) 872-5800.

•	To make an election by fax or e-mail, you must complete the Letter of Transmittal that was included with the Offer to Exchange mailed to you at the commencement of the VEO. The Letter of Transmittal can also be downloaded at http://HR.CBS.com.

o	Fax the Letter of Transmittal toll-free to (866) 710-0165 or from an international location to (201) 477-6627.

o	E-mail the Letter of Transmittal to CBS.VoluntaryExchangeOffer@ey.com.

o	Please review the Letter of Transmittal for accuracy as improperly completed forms will not be accepted. If you have questions about the form, please call the VEO Information Line.

Legal Notice

CBS Corporation ("CBS") has commenced the Voluntary Exchange Offer to which this communication pertains. Holders of CBS stock options are strongly advised to read the Offer to Exchange filed on Schedule TO (Tender Offer) and the other documents related to the Voluntary Exchange Offer filed with the Securities and Exchange Commission because they contain important information. Holders of CBS stock options may obtain copies of these documents for free at the Securities and Exchange Commission website at www.sec.gov or from CBS's Human Resources department.